February 12, 2008

VIA ELECTRONIC MAIL (mchalea@sec.gov)

AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Karen J. Garnett

        Assistant Director

Re:	Bank Building

Preliminary Proxy Statement on Schedule 14A

Registration No. 0-52382

Filed on January 17, 2008

Dear Ms. Garnett:

As requested by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), Bank Building Corporation, a Virginia corporation (“Bank Building”), is filing herewith a revised preliminary proxy statement on Schedule 14A in response to Staff comment 2 contained in its comment letter to me, dated January 31, 2008 (the “Commission Comment Letter”).

We are simultaneously transmitting to Angela McHale, Esq. of the Staff by electronic mail a copy of the revised preliminary proxy statement of Bank Building marked to show the changes to the preliminary proxy statement filed by Bank Building on January 31, 2008.

Since these comments relate to issues concerning Carter Bank & Trust, please direct any further comments or questions you may have regarding this filing to Jacob A. Lutz, III at (804) 697-1490 or John Owen Gwathmey at (804) 697-1225, outside counsel to Carter Bank & Trust.

Sincerely,

/s/ Worth Harris Carter, Jr.

Worth Harris Carter, Jr.

Chairman of the Board and President

cc:	Angela McHale, Esquire

John L. Gregory, III, Esquire

Jacob A. Lutz, III, Esquire